SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 26, 2009

By: [signature]
Michael Nunnelee, Senior Vice President

Index to Exhibits

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-56632) on Form S-8 of City National Corporation of our report dated June 26, 2009, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2008 annual report for Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 26, 2009

KPMG

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedule

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 26, 2009

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Investments, at fair value:		
Cash equivalents	$ 30,320,005	24,103,365
Mutual funds	165,179,318	232,714,434
Common stock	56,516,562	62,493,614
Preferred stock	467	92,609
Government and agency securities	—	31,823
Corporate debt	154,515	200,607
Common collective trusts	1,623,772	307,079
Other – assets	4,496	—
Participant loans	8,548,355	7,915,200
Total investments	262,347,490	327,858,731
Receivables:		
Employer contribution	9,488,257	10,702,756
Accrued interest	19,798	137,174
Total receivables	9,508,055	10,839,930
Non-interest-bearing cash	369,787	614,765
Net assets available for benefits	272,225,332	339,313,426
Adjustment to contract value from fair value for fully benefit-responsive investment contracts	93,853	2,414
Net assets available for benefits	$ 272,319,185	339,315,840

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Changes to net assets attributable to:		
Investment (loss) income:		
Interest	$ 1,259,145	1,593,345
Dividends	9,967,514	7,124,571
Net (depreciation) appreciation in fair value of investments	(94,211,605)	121,467
Total investment (loss) income	(82,984,946)	8,839,383
Contributions:		
Employer	13,609,463	14,200,860
Participants	17,638,739	19,566,759
Total contributions	31,248,202	33,767,619
Deductions from net assets attributable to:		
Benefits paid to participants	15,211,419	18,964,814
Excess contributions	—	4,152
Administrative expenses	48,492	73,320
Total deductions	15,259,911	19,042,286
(Decrease) increase in net assets	(66,996,655)	23,564,716
Net assets available for benefits:		
Beginning of the year	339,315,840	315,751,124
End of the year	$ 272,319,185	339,315,840

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is comprised of officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Net Profits reduced by matching contributions made for such Plan year (which are not made by forfeitures). For the years ended December 31, 2008 and 2007, a profit sharing contribution of 4.86% and 6% respectively, of each participant's eligible compensation was approved. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $15,500 for 2008 and 2007. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,000 for 2008 and 2007. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d) ***Vesting***

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $95,338 and $5, respectively. During 2008 and 2007, the total amount forfeited was $785,981 and $718,939, respectively. During 2008 and 2007, $691,369 and $1,051,145, respectively, were used to offset matching contributions.

(e) ***Benefit Payments***

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or inkind in accordance with the participant's election and Plan provisions.

(Continued)

(f) ***Participant Loans***

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10% and maturity dates ranged from January 2009 to September 2023 on outstanding loan balances for the year ended December 31, 2008. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g) ***Plan Termination***

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(2) Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported by fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts in the collective trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) ***Adoption of New Accounting Standards***

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Plan beginning January 1, 2008. In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active*. FSP 157-3 clarifies the application of SFAS 157

(Continued)

in a market that is not active. This standard is effective for the Plan beginning January 1, 2008. The Plan adopted these standards on January 1, 2008 and the adoption did not have a material affect on the Plan's net assets available for benefits. See note 3 for further information and related disclosures regarding the Plan's fair value measurements.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) ***Investment Valuation and Income Recognition***

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan's interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(f) ***Administrative Expenses***

A portion of the administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions. In addition, certain administrative expenses of the Plan are paid through mutual fund servicing fees received by City National Bank from the mutual funds in which the Plan assets are invested. Beginning July 1, 2008, servicing fees received by City National Bank of approximately 6 basis points (0.06%) of the total market value of core mutual funds, were rebated back to Plan participants.

(g) ***Risks and Uncertainties***

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(h) ***Concentration of Credit Risk***

Investment in the common stock of City National Corporation comprises approximately 20% and 18% of the Plan's investments as of December 31, 2008 and 2007, respectively.

(3) Fair Value Measurements

Statement of Financial Accounting Standard (SFAS) No. 157 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described as follows:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level 2: Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets;
  - Quoted process for identical or similar assets or liabilities in inactive markets;
  - Inputs other than quoted prices that are observable for the asset or liability;
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Equity securities: valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the net asset value ('NAV') of shares held by the Plan at year-end.

Publicly offered limited partnerships: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see note 2(a)).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

Asset Type	Investments at fair value as determined by quoted prices in active markets (Level 1)	Valuation techniques based on observable market data (Level 2)	Valuation techniques incorporating information other than observable market data (Level 3)	Total
Cash equivalents	$ 30,194,914	125,091	—	30,320,005
Mutual funds	165,179,318	—	—	165,179,318
Employer common stock	53,184,295	—	—	53,184,295
Common stock	3,332,267	—	—	3,332,267
Preferred stock	467	—	—	467
Corporate Debt	—	154,515	—	154,515
Common collective trusts (1)	—	1,623,772	—	1,623,772
Other – assets	4,496	—	—	4,496
Participant loans	—	—	8,548,355	8,548,355
Total Investments	$ 251,895,757	1,903,378	8,548,355	262,347,490

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $1,717,625.

(Continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value on Plan's level 3 assets for the year ended December 31, 2008.

		Participant loans
Balance, beginning of year	$	7,915,200
Realized gains (losses)		—
Unrealized gains (losses) relating to instruments still held at the reporting date		—
Purchases, sales, issuances, and settlements (net)		633,155
Balance, end of year	$	8,548,355

(4) Investments

The following table presents the fair value of investments as of December 31, 2008 and 2007, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2008	2007
City National Corporation common stock	$	53,184,295	58,669,672
Dreyfus S&P 500 Index Fund #078		15,781,000	23,657,486
CNI Charter Funds Prime Money Market Fund		30,194,914	24,103,365
AIM Intermediate Government A #1560		21,494,956	22,828,923
American Europacific Growth-R4		13,804,438	23,766,412
CNI Charter Large Cap Value Equity – Instl #253		13,724,261	20,381,736
PIMCO Total Return CL A #005		15,369,899	—*
Calamos Growth Fd Cl A #606		9,394,367*	18,048,290
Royce Value Plus Fd Sv CL#292		11,989,025*	17,450,171
All other investments less than 5%		77,410,335	118,952,676
Total	$	262,347,490	327,858,731

* Less than 5% included for comparative purposes.

(Continued)

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, government and agency securities, and other investments (depreciated) appreciated in value by $(94,211,605) and $121,467, respectively, as follows:

Investment		2008	2007
Mutual funds	$	(81,008,438)	11,618,350
Common stock		(13,036,858)	(11,519,595)
Preferred stock		(46,077)	(13,627)
Government and agency securities		(1,723)	720
Corporate debt		(128,955)	206
Common collective trust		17,215	6,030
Other		(6,769)	29,383
Total	$	(94,211,605)	121,467

(5) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNI Charter Funds. Such fees offset, in part, administrative expenses of the Plan.

(6) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Subsequent Events

Subsequent to December 31, 2008, the fair value of shares held by the Plan in the Company's common stock decreased from $48.70 with 1,092,080 shares held as of December 31, 2008 to $36.55 with 1,171,465 shares held as of June 19, 2009.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
	Cash Equivalents:			
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	206,550	$ 206,550
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	706	706
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	2,389	2,389
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	55,101	55,101
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	24,221	24,221
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	15,618	15,618
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	3,521	3,521
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	509	509
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	5,633	5,633
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	88,376	88,376
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	121,027	121,027
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	2,251	2,251
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	1,781	1,781
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	5,902	5,902
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	14,037	14,037
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	676	676
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	53,762	53,762
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	3	3
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	11	11
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	26,415	26,415
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	43,178	43,179
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	20,633	20,633
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	56,542	56,542
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	1,673	1,673
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	15,723	15,723
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	329	329
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	21,952	21,952
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	33	33
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	8,084	8,084
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	4,373	4,373
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	2,003	2,003
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	28,850	28,850
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	11,816	11,816
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	4,873	4,873
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	6,241	6,241
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	213	213
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	14,791	14,791
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	2	2
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	167	167
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	314	314
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	759	759
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	4,191	4,191
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	1	1
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	7	7
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	3,296	3,296
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	134	134
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	372	372
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	53,736	53,736
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	947	947
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	1,599	1,599
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	502,735	502,735
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MK INST FUND	107	107
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	33,154	33,154
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	20,096	20,096
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	616,068	616,068
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	28,059,717	28,059,717

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	25,296	$	25,296
*	CITY NATIONAL BANK	CNI CHARTER PRIME MNY MKT INST #240	2,419		2,419
	CAPITAL ONE BK C/D	CAPITAL ONE BK C/D 4.000% 5/19/10	74,000		75,091
	SAN DIEGO NATL BK CD	SAN DIEGO NATL BK CD 3.750% 4/06/09	50,000		50,000
	Total cash equivalents				30,320,005
	Corporate debt:				
	AMERICAN GEN FIN	AMERICAN GEN FIN 5.000% 1/15/11	175,000		67,433
	CIT GROUP INC	CIT GROUP INC 5.000% 11/15/09	100,000		87,073
	HARVEST ENERGY TRUST	HARVEST ENERGY TRUST UNIT	1		9
	Total corporate debt				154,515
	Preferred stock:				
	SEARS ROEBUCK ACCEP	SEARS ROEBUCK ACCEP CORP 7.400% PFD	50		467
	Total preferred stocks		50		467
	Common stock:				
	3M COMPANY COM	3M COMPANY COM	260		14,960
	A H BELO CORP-A COM	A H BELO CORP-A COM	750		1,635
	AASTROM BIOSCIENCES	AASTROM BIOSCIENCES INC COM	5,000		2,500
	ABB LTD SPONS ADR	ABB LTD SPONS ADR	2,500		37,525
	ABBOTT LABORATORIES	ABBOTT LABORATORIES COM	100		5,337
	ABBOTT LABORATORIES	ABBOTT LABORATORIES COM	125		6,671
	ACE LIMITED COM	ACE LIMITED COM	410		21,697
	ADOBE SYSTEMS COM	ADOBE SYSTEMS COM	100		2,129
	ADVANCED MICRO DEVIC	ADVANCED MICRO DEVICES INC COM	800		1,728
	AECOM TECHNOLOGY COR	AECOM TECHNOLOGY CORP DELAWACOM	100		3,073
	AES CORP COM	AES CORP COM	10		82
	AFLAC CORP COM	AFLAC CORP COM	100		4,584
	ALCATEL-LUCENT SP AD	ALCATEL-LUCENT SP ADR	976		2,098
	ALCATEL-LUCENT SP AD	ALCATEL-LUCENT SP ADR	48		103
	ALLIED IRISH BANKS S	ALLIED IRISH BANKS SPONS ADR	30		141
	ALTRIA GROUP INC COM	ALTRIA GROUP INC COM	1,000		15,060
	ALUMINUM CORP CHINA	ALUMINUM CORP CHINA LTD SPONS ADR	41		554
	AMAG PHARMACEUTICALS	AMAG PHARMACEUTICALS INC COM	200		7,170
	AMDOCS LTD ADR	AMDOCS LTD ADR	100		1,829
	AMER EAGLE OUTFITTER	AMER EAGLE OUTFITTERS	800		7,488
	AMERICAN ELECTRIC PO	AMERICAN ELECTRIC POWER CO INC COM	250		8,320
	AMERICAN FINANCIAL G	AMERICAN FINANCIAL GROUP INC COM	480		10,982
	AMERICAN INTL GROUP	AMERICAN INTL GROUP INC COM	200		314
	AMERICAN INTL GROUP	AMERICAN INTL GROUP INC COM	1,000		1,570
	AMERICAN ITALIAN PAS	AMERICAN ITALIAN PASTA CO CL A	100		2,234
	AMERIPRISE FINANCIAL	AMERIPRISE FINANCIAL INC COM	550		12,848
	AMGEN INC COM	AMGEN INC COM	250		14,437
	AMYLIN PHARM INC COM	AMYLIN PHARM INC COM	500		5,425
	ANADIGICS INC COM	ANADIGICS INC COM	7,500		11,100
	ANNALY CAPITAL MGMT	ANNALY CAPITAL MGMT INC COM	4,000		63,480
	ANNALY CAPITAL MGMT	ANNALY CAPITAL MGMT INC COM	300		4,761
	APACHE CORP COM	APACHE CORP COM	75		5,590
	APPLE INC COM	APPLE INC COM	50		4,267
	APPLE INC COM	APPLE INC COM	85		7,255
	APPLE INC COM	APPLE INC COM	100		8,535
	APPLE INC COM	APPLE INC COM	2,000		170,700
	APPLE INC COM	APPLE INC COM	50		4,267
	ARADIGM CORP COM	ARADIGM CORP COM	90		22
	ARCHER DANIELS MIDLA	ARCHER DANIELS MIDLAND COM	100		2,883
	ARCHER DANIELS MIDLA	ARCHER DANIELS MIDLAND COM	800		23,064

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
	ARIBA INC COM NEW	ARIBA INC COM NEW	8	$ 58
	ARTISTDIRECT INC NEW	ARTISTDIRECT INC NEW COM	80	—
	AT & T INC COM	AT & T INC COM	100	2,850
	AT & T INC COM	AT & T INC COM	37	1,063
	AT & T INC COM	AT & T INC COM	1	28
	AT & T INC COM	AT & T INC COM	275	7,837
	ATLAS PIPELINE PARTN	ATLAS PIPELINE PARTNERS L P INT	1,000	6,000
	ATMEL CORP COM	ATMEL CORP COM	5,000	15,650
	AVID TECH INC COM	AVID TECH INC COM	130	1,418
	AVID TECH INC COM	AVID TECH INC COM	8	87
	AVIS BUDGET GROUP IN	AVIS BUDGET GROUP INC COM	56	39
	AVON PRODUCTS INC CO	AVON PRODUCTS INC COM	225	5,407
	BAKER HUGHES INC COM	BAKER HUGHES INC COM	150	4,810
	BANCO BRADESCO S A S	BANCO BRADESCO S A SPONS ADR	100	987
	BANCO SANTANDER SA.	BANCO SANTANDER SA.	60	569
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	200	2,816
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	64	901
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	40	563
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	2,000	28,160
	BANK OF AMERICA CORP	BANK OF AMERICA CORP COM	360	5,069
	BARNES & NOBLE INC C	BARNES & NOBLE INC COM	370	5,550
	BARRICK GOLD CORP CO	BARRICK GOLD CORP COM	580	21,327
	BAXTER INTL INC COM	BAXTER INTL INC COM	75	4,019
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL A	1	96,600
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	4	12,856
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	2	6,428
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	3	9,642
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	1	3,214
	BERKSHIRE HATHAWAY I	BERKSHIRE HATHAWAY INC CL B	12	38,568
	BIOCUREX INC COM	BIOCUREX INC COM	9,500	1,900
	BJ SERVICES CO COM	BJ SERVICES CO COM	200	2,334
	BLOCKBUSTER INC CL A	BLOCKBUSTER INC CL A	750	945
	BOEING COMPANY COM	BOEING COMPANY COM	125	5,334
	BOLT TECHNOLOGY CORP	BOLT TECHNOLOGY CORP COM	135	940
	BP PLC SPONS ADR	BP PLC SPONS ADR	280	13,087
	BUILDING MATLS HLDG	BUILDING MATLS HLDG CORP COM	10	4
	CAMPBELL SOUP CO COM	CAMPBELL SOUP CO COM	550	16,505
	CARIBOU COFFEE INC C	CARIBOU COFFEE INC COM	500	680
	CATERPILLAR INC COM	CATERPILLAR INC COM	100	4,467
	CATERPILLAR INC COM	CATERPILLAR INC COM	150	6,700
	CELGENE CORP COM	CELGENE CORP COM	125	6,910
	CELGENE CORP COM	CELGENE CORP COM	75	4,146
	CERNER CORP COM	CERNER CORP COM	430	16,534
	CERNER CORP COM	CERNER CORP COM	200	7,690
	CERNER CORP COM	CERNER CORP COM	175	6,729
	CHARLES SCHWAB CORP	CHARLES SCHWAB CORP COM	300	4,851
	CHARLES SCHWAB CORP	CHARLES SCHWAB CORP COM	500	8,085
	CHEVRON CORP COM	CHEVRON CORP COM	140	10,356
	CHEVRON CORP COM	CHEVRON CORP COM	200	14,794
	CHINA MOBILE LTD SPO	CHINA MOBILE LTD SPONS ADR	280	14,238
	CISCO SYSTEMS INC CO	CISCO SYSTEMS INC COM	200	3,260
	CISCO SYSTEMS INC CO	CISCO SYSTEMS INC COM	500	8,150
	CIT GROUP INC NEW CO	CIT GROUP INC NEW COM	250	1,135
	CITADEL BROADCASTING	CITADEL BROADCASTING CORP	422	68
	CITADEL BROADCASTING	CITADEL BROADCASTING CORP	18	3
	CITIGROUP INC COM	CITIGROUP INC COM	600	4,026
*	CITY NATIONAL CORP	CITY NATIONAL CORP COM	50	2,435

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
*	CITY NATIONAL CORP	CITY NATIONAL CORP COM	525	$ 25,567
*	CITY NATIONAL CORP	CITY NATIONAL CORP COM	1,200	58,440
*	CITY NATIONAL CORP	CITY NATIONAL CORP COM	506	24,642
*	CITY NATIONAL CORP	CITY NATIONAL CORP COM	1,089,799	53,073,211
	CLINICAL DATA INC CC	CLINICAL DATA INC COM	390	3,471
	COGNIZANT TECHNOLOGY	COGNIZANT TECHNOLOGY SOLUTIONS CL A	249	4,497
	COGNIZANT TECHNOLOGY	COGNIZANT TECHNOLOGY SOLUTIONS CL A	16	289
	COMBIMATRIX CORP COM	COMBIMATRIX CORP COM	100	700
	COMCAST CORP NEW CL	COMCAST CORP NEW CL A	425	7,174
	COMCAST CORP NEW CL	COMCAST CORP NEW CL A	202	3,402
	COMCAST CORP NEW SPE	COMCAST CORP NEW SPECIAL CL A NON-VT	758	12,248
	COMPANHIA VALE DO RI	COMPANHIA VALE DO RIO DOCE SPONS ADR	85	1,029
	COMPANHIA VALE DO RI	COMPANHIA VALE DO RIO DOCE SPONS ADR	100	1,211
	COMPANHIA VALE DO RI	COMPANHIA VALE DO RIO DOCE SPONS ADR	100	1,211
	COMSTOCK HOMEBUILDIN	COMSTOCK HOMEBUILDING COS CL A COM	400	68
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	100	5,180
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	120	6,216
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	200	10,360
	COOPER TIRE & RUBBER	COOPER TIRE & RUBBER CO COM	150	924
	CORNING INC COM	CORNING INC COM	400	3,812
	COSTCO WHOLESALE COR	COSTCO WHOLESALE CORP NEW COM	156	8,190
	COSTCO WHOLESALE COR	COSTCO WHOLESALE CORP NEW COM	150	7,875
	COVIDIEN LTD COM	COVIDIEN LTD COM	25	906
	CROCS INC COM	CROCS INC COM	1,000	1,240
	CUMMINS ENGINE INC C	CUMMINS ENGINE INC COM	20	535
	CUMULUS MEDIA INC CL	CUMULUS MEDIA INC CL A	600	1,494
	CVS/CAREMARK CORP CO	CVS/CAREMARK CORP COM	100	2,874
	CVS/CAREMARK CORP CO	CVS/CAREMARK CORP COM	150	4,311
	CVS/CAREMARK CORP CO	CVS/CAREMARK CORP COM	350	10,059
	D R HORTON INC COM	D R HORTON INC COM	25	177
	DEEP ROCK OIL & GAS	DEEP ROCK OIL & GAS INC COM	101	—
	DELL INC COM	DELL INC COM	60	615
	DELTA AIR LINES COM	DELTA AIR LINES COM	600	6,876
	DENBURY RESOURCES IN	DENBURY RESOURCES INC NEW DEL COM	100	1,092
	DIRECTV GROUP INC/TH	DIRECTV GROUP INC/THE COM	300	6,873
	DISCOVERY LABORATORI	DISCOVERY LABORATORIES INC COM	15,000	16,800
	DOLBY LABORATORIES I	DOLBY LABORATORIES INC CL A	248	8,125
	DOMINION RESOURCES I	DOMINION RESOURCES INC VA COM	260	9,318
	DRYSHIPS INC ADR	DRYSHIPS INC ADR	650	6,929
	DUKE ENERGY CORP NEW	DUKE ENERGY CORP NEW COM	100	1,501
	DUKE ENERGY CORP NEW	DUKE ENERGY CORP NEW COM	1	15
	DXP ENTERPRISES INC	DXP ENTERPRISES INC COM	160	2,338
	E*TRADE FINANCIAL CO	E*TRADE FINANCIAL CORP COM	1,000	1,150
	EAGLE MATERIALS INC	EAGLE MATERIALS INC COM	15	276
	EBAY INC COM	EBAY INC COM	550	7,678
	EBAY INC COM	EBAY INC COM	225	3,141
	EDISON INTERNATIONAL	EDISON INTERNATIONAL COM	330	10,600
	EMC CORP MASS COM	EMC CORP MASS COM	620	6,491
	EMC CORP MASS COM	EMC CORP MASS COM	700	7,329
	EMERSON ELECTRIC CO	EMERSON ELECTRIC CO COM	380	13,912
	EMERSON ELECTRIC CO	EMERSON ELECTRIC CO COM	150	5,492
	EMMIS BROADCASTING C	EMMIS BROADCASTING CORP CL A	500	175
	ENTERCOM COMMUNICATI	ENTERCOM COMMUNICATIONS CORP CL A	1,468	1,806
	EOG RESOURCES INC CO	EOG RESOURCES INC COM	100	6,658
	EUROSEAS LTD COM	EUROSEAS LTD COM	100	430
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	100	7,983
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	120	9,580

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
	FAIRFAX FINANCIAL HL	FAIRFAX FINANCIAL HLDGS LTD CDN COM	8	$ 2,471
	FEDEX CORP COM	FEDEX CORP COM	100	6,415
	FEDEX CORP COM	FEDEX CORP COM	125	8,019
	FIRST SOLAR INC COM	FIRST SOLAR INC COM	55	7,588
	FIRST SOLAR INC COM	FIRST SOLAR INC COM	25	3,449
	FLEXTRONICS INTL LTD	FLEXTRONICS INTL LTD ADR	1,000	2,560
	FORD MOTOR CO DEL CO	FORD MOTOR CO DEL COM NEW	3,250	7,443
	FPL GROUP INC COM	FPL GROUP INC COM	200	10,066
	FREEPORT MCMORAN COP	FREEPORT MCMORAN COPPER & GLD INC	10	244
	FREEPORT MCMORAN COP	FREEPORT MCMORAN COPPER & GLD INC	200	4,888
	FREEPORT MCMORAN COP	FREEPORT MCMORAN COPPER & GLD INC	200	4,888
	FREMONT GEN CORP COM	FREMONT GEN CORP COM	16	1
	GAMESTOP CORP NEW CL	GAMESTOP CORP NEW CL A	200	4,332
	GASCO ENERGY INC COM	GASCO ENERGY INC COM	3,000	1,170
	GENERAL ELECTRIC CO	GENERAL ELECTRIC CO COM	4,000	64,800
	GENERAL ELECTRIC CO	GENERAL ELECTRIC CO COM	2,585	41,877
	GENERAL MOLY INC COM	GENERAL MOLY INC COM	2,000	2,360
	GENVEC INC COM	GENVEC INC COM	500	215
	GENZYME CORP COM	GENZYME CORP COM	230	15,265
	GENZYME CORP COM	GENZYME CORP COM	100	6,637
	GENZYME CORP COM	GENZYME CORP COM	75	4,978
	GEVITY HR INC COM	GEVITY HR INC COM	100	151
	GILEAD SCIENCES INC	GILEAD SCIENCES INC COM	175	8,950
	GILEAD SCIENCES INC	GILEAD SCIENCES INC COM	120	6,137
	GLOBAL CROSSING LTD	GLOBAL CROSSING LTD COM *ACQ	100	—
	GLOBAL INDUSTRIES LT	GLOBAL INDUSTRIES LTD COM	750	2,618
	GOLD RESERVE INC COM	GOLD RESERVE INC COM	1,000	936
	GOLDMAN SACHS GROUP	GOLDMAN SACHS GROUP INC COM	536	45,233
	GOOGLE INC CL A	GOOGLE INC CL A	10	3,077
	GREAT LAKES DREDGE &	GREAT LAKES DREDGE & DOCK CO COM	300	1,245
	GREAT PLAINS ENERGY	GREAT PLAINS ENERGY INC COM	1	19
	GS ENVIROSERVICES IN	GS ENVIROSERVICES INC COM	250	3
	HALOZYME THERAPEUTIC	HALOZYME THERAPEUTICS INC COM	45,675	255,780
	HALOZYME THERAPEUTIC	HALOZYME THERAPEUTICS INC COM	1,125	6,300
	HANCOCK FABRICS INC	HANCOCK FABRICS INC DEL COM	17	9
	HANSEN NATURAL CORP	HANSEN NATURAL CORP COM	200	6,706
	HANSEN NATURAL CORP	HANSEN NATURAL CORP COM	20	671
	HARTFORD FINANCIAL S	HARTFORD FINANCIAL SERVICES GRP COM	500	8,210
	HEALTH CARE PROPERTY	HEALTH CARE PROPERTY INVTS REIT	2,400	66,648
	HERCULES OFFSHORE IN	HERCULES OFFSHORE INC COM	20	95
	HEWLETT PACKARD CO C	HEWLETT PACKARD CO COM	175	6,351
	HITTITE MICROWAVE CO	HITTITE MICROWAVE CORP COM	9	265
	HOME DEPOT INC COM	HOME DEPOT INC COM	100	2,302
	HOME DEPOT INC COM	HOME DEPOT INC COM	75	1,727
	HOME SOLUTIONS AMERI	HOME SOLUTIONS AMERICA INC COM	10,000	700
	HONEYWELL INTL INC C	HONEYWELL INTL INC COM	120	3,940
	HOP-ON INC COM	HOP-ON INC COM	100,000	250
	ILLUMINA INC COM	ILLUMINA INC COM	275	7,164
	ILLUMINA INC COM	ILLUMINA INC COM	200	5,210
	IMMUCOR INC COM	IMMUCOR INC COM	125	3,323
	IMMUNICON CORP DEL C	IMMUNICON CORP DEL COM	6,000	360
	IMPALA PLATINUM HLDG	IMPALA PLATINUM HLDGS LTD SP ADR	100	1,460
	INFOSPACE INC COM NE	INFOSPACE INC COM NEW	3,000	22,650
	ING GROEP N V SPONS	ING GROEP N V SPONS ADR	50	555
	INTEL CORP COM	INTEL CORP COM	1,000	14,660
	INTEL CORP COM	INTEL CORP COM	200	2,932
	INTEL CORP COM	INTEL CORP COM	800	11,728

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	INTEL CORP COM	INTEL CORP COM	1,470	$	21,550
	INTEL CORP COM	INTEL CORP COM	50		733
	INTEL CORP COM	INTEL CORP COM	30		440
	INTEL CORP COM	INTEL CORP COM	700		10,262
	INTEL CORP COM	INTEL CORP COM	375		5,498
	INTERMUNE INC COM	INTERMUNE INC COM	275		2,910
	INTERNATIONAL PAPER	INTERNATIONAL PAPER CO COM	15		177
	INTERWOVEN INC COM	INTERWOVEN INC COM	125		1,575
	INTL BUSINESS MACHIN	INTL BUSINESS MACHINES CORP COM	100		8,416
	INTL BUSINESS MACHIN	INTL BUSINESS MACHINES CORP COM	230		19,357
	INTL BUSINESS MACHIN	INTL BUSINESS MACHINES CORP COM	75		6,312
	INTUIT INC COM	INTUIT INC COM	500		11,895
	INTUITIVE SURGICAL I	INTUITIVE SURGICAL INC COM	25		3,175
	INTUITIVE SURGICAL I	INTUITIVE SURGICAL INC COM	40		5,080
	IRON MOUNTAIN INC CO	IRON MOUNTAIN INC COM	281		6,949
	ISIS PHARMACEUTICALS	ISIS PHARMACEUTICALS INC COM	500		7,090
	ISIS PHARMACEUTICALS	ISIS PHARMACEUTICALS INC COM	525		7,445
	IXYS CORP DEL COM	IXYS CORP DEL COM	60		496
	JACK IN THE BOX INC	JACK IN THE BOX INC COM	50		1,105
	JAMBA INC WTS EXP	JAMBA INC WTS EXP 6/28/09	2,200		22
	JOHNSON & JOHNSON CO	JOHNSON & JOHNSON COM	50		2,992
	JOHNSON & JOHNSON CO	JOHNSON & JOHNSON COM	200		11,966
	JOHNSON & JOHNSON CO	JOHNSON & JOHNSON COM	70		4,188
	JPMORGAN CHASE & CO	JPMORGAN CHASE & CO COM NEW	150		4,729
	KING PHARMACEUTICALS	KING PHARMACEUTICALS INC COM	300		3,186
	KROGER CO COM	KROGER CO COM	100		2,641
	KT CORPORATION SPONS	KT CORPORATION SPONS ADR	20		293
	KVH INDS INC COM	KVH INDS INC COM	400		2,072
	LAS VEGAS SANDS CORP	LAS VEGAS SANDS CORP COM	700		4,151
	LDK SOLAR CO LTD ADR	LDK SOLAR CO LTD ADR	200		2,624
	LEVEL 3 COMMUNICATIO	LEVEL 3 COMMUNICATIONS INC COM	2,000		1,400
	LIHIR GOLD LTD SPONS	LIHIR GOLD LTD SPONS ADR	50		1,096
	LSI CORPORATION COM	LSI CORPORATION COM	10		33
	MARINERS CHOICE INTL	MARINERS CHOICE INTL INC COM	500		7
	MARSH & MCLENNAN COS	MARSH & MCLENNAN COS INC COM	550		13,348
	MARVEL ENTERTAINMENT	MARVEL ENTERTAINMENT INC COM	295		9,071
	MCDONALDS CORP COM	MCDONALDS CORP COM	60		3,731
	MCDONALDS CORP COM	MCDONALDS CORP COM	270		16,791
	MEDIS TECHNOLOGIES L	MEDIS TECHNOLOGIES LTD COM	1,000		450
	MERCK & CO INC COM	MERCK & CO INC COM	300		9,120
	MERCK & CO INC COM	MERCK & CO INC COM	1		30
	MERIDIAN RESOURCE CO	MERIDIAN RESOURCE CORP COM	5,000		2,850
	MGP INGREDIENTS INC	MGP INGREDIENTS INC COM	33		22
	MICROMET INC COM	MICROMET INC COM	575		2,507
	MICRON TECHNOLOGY IN	MICRON TECHNOLOGY INC COM	300		792
	MICRON TECHNOLOGY IN	MICRON TECHNOLOGY INC COM	600		1,584
	MICROSOFT CORP COM	MICROSOFT CORP COM	100		1,944
	MICROSOFT CORP COM	MICROSOFT CORP COM	200		3,888
	MICROSOFT CORP COM	MICROSOFT CORP COM	1,110		21,578
	MICROSOFT CORP COM	MICROSOFT CORP COM	300		5,832
	MINDRAY MEDICAL INTL	MINDRAY MEDICAL INTL LTD ADR	100		1,800
	MODUSLINK GLOBAL SOL	MODUSLINK GLOBAL SOLUTIONS I COM	10		29
	MOLSON COORS BREWING	MOLSON COORS BREWING CO CL B	300		14,676
	MORGAN STANLEY DEAN	MORGAN STANLEY DEAN WITTER & CO COM	100		1,604
	NABORS INDUSTRIES LT	NABORS INDUSTRIES LTD COM	250		2,993
	NANOGEN INC COM	NANOGEN INC COM	10,000		1,400
	NATIONAL GRID PLC SP	NATIONAL GRID PLC SPONS ADR NEW	75		3,784

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
	NATIONAL OILWELL VAR	NATIONAL OILWELL VARCO INC COM	225	$ 5,499
	NATIONAL QUALITY CAR	NATIONAL QUALITY CARE INC COM	10,000	170
	NATIONAL QUALITY CAR	NATIONAL QUALITY CARE INC COM	7,500	128
	NAUTILUS INC. COMMON	NAUTILUS INC. COMMON STOCK	200	442
	NEKTAR THERAPEUTICS	NEKTAR THERAPEUTICS COM	13	72
	NETAPP INC COM	NETAPP INC COM	100	1,397
	NETGEAR INC COM	NETGEAR INC COM	292	3,332
	NINTENDO LTD ADR	NINTENDO LTD ADR	200	9,308
	NO AMERN GALVANIZING	NO AMERN GALVANIZING & COATINGS COM	500	1,915
	NOBLE CORPORATION CO	NOBLE CORPORATION COM	450	9,940
	NOKIA CORP SPONS ADR	NOKIA CORP SPONS ADR	900	14,040
	NORTEL NETWORKS CP C	NORTEL NETWORKS CP COM	2	1
	NOVARTIS AG SPONS AD	NOVARTIS AG SPONS ADR	350	17,416
	NVIDIA CORP COM	NVIDIA CORP COM	3,000	24,210
	NVIDIA CORP COM	NVIDIA CORP COM	1,000	8,070
	NVIDIA CORP COM	NVIDIA CORP COM	445	3,591
	NYSE EURONEXT COM	NYSE EURONEXT COM	5,650	154,697
	OPEN JT STK CO-VIMPE	OPEN JT STK CO-VIMPEL COMM SPNSD ADR	96	687
	ORACLE CORP COM	ORACLE CORP COM	375	6,649
	PALM INC COM	PALM INC COM	8	25
	PARTICLE DRILLING TE	PARTICLE DRILLING TECH INC COM	5,200	573
	PEABODY ENERGY CORP	PEABODY ENERGY CORP COM	100	2,275
	PEABODY ENERGY CORP	PEABODY ENERGY CORP COM	200	4,550
	PENN WEST ENERGY TRU	PENN WEST ENERGY TRUST COM	311	3,457
	PENN WEST ENERGY TRU	PENN WEST ENERGY TRUST COM	174	1,938
	PEPSICO INC COM	PEPSICO INC COM	25	1,369
	PEPSICO INC COM	PEPSICO INC COM	210	11,502
	PETROCHINA CO LTD SP	PETROCHINA CO LTD SPONS ADR	10	890
	PETROLEO BRASI SA PE	PETROLEO BRASI SA PETROBRAS SPON ADR	100	2,449
	PETROLEO BRASI SA PE	PETROLEO BRASI SA PETROBRAS SPON ADR	720	17,633
	PETROLEO BRASI SA PE	PETROLEO BRASI SA PETROBRAS SPON ADR	200	4,898
	PFIZER INC COM	PFIZER INC COM	100	1,771
	PFIZER INC COM	PFIZER INC COM	3,000	53,130
	PFIZER INC COM	PFIZER INC COM	210	3,719
	PFIZER INC COM	PFIZER INC COM	100	1,771
	PHARMACYCLICS INC CO	PHARMACYCLICS INC COM	10,000	7,900
	PLATO LEARNING INC C	PLATO LEARNING INC COM	1,000	1,200
	PLAYBOY ENTERPRISES	PLAYBOY ENTERPRISES INC CL B	100	216
	PNC FINANCIAL SERVIC	PNC FINANCIAL SERVICES GROUP INC COM	50	2,450
	POINT BLANK SOLUTION	POINT BLANK SOLUTIONS INC COM	19,000	8,930
	POTASH CORP SASK INC	POTASH CORP SASK INC COM	15	1,098
	POTASH CORP SASK INC	POTASH CORP SASK INC COM	50	3,661
	POTASH CORP SASK INC	POTASH CORP SASK INC COM	75	5,491
	PRECISION CASTPARTS	PRECISION CASTPARTS CORP COM	75	4,461
	PREFERRED BANK COM	PREFERRED BANK COM	15	90
	PROCTER & GAMBLE CO	PROCTER & GAMBLE CO COM	100	6,182
	PROCTER & GAMBLE CO	PROCTER & GAMBLE CO COM	250	15,455
	PROCTER & GAMBLE CO	PROCTER & GAMBLE CO COM	125	7,727
	PRUDENTIAL FINANCIAL	PRUDENTIAL FINANCIAL INC COM	330	9,986
	QUALITY SYSTEMS INC	QUALITY SYSTEMS INC COM	170	7,415
	QUEST DIAGNOSTICS IN	QUEST DIAGNOSTICS INC COM	300	15,573
	RAMBUS INC COM	RAMBUS INC COM	700	11,144
	RAMBUS INC COM	RAMBUS INC COM	1,000	15,920
	RAYTHEON CO COM NEW	RAYTHEON CO COM NEW	70	3,573
	RELIANT ENERGY INC C	RELIANT ENERGY INC COM	1	6
	RESEARCH IN MOTION L	RESEARCH IN MOTION LTD COM	50	2,029
	ROYAL DUTCH SHELL PL	ROYAL DUTCH SHELL PLC ADR CL B	75	3,857

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	SALEM COMMUNICATIONS	SALEM COMMUNICATIONS CORP CL A COM	1,100	$	825
	SAMARITAN PHARMACEUT	SAMARITAN PHARMACEUTICALS INC COM	1,166		82
	SAN DIEGO TRUST BANK	SAN DIEGO TRUST BANK COM	400		5,200
	SAN JUAN BASIN ROYAL	SAN JUAN BASIN ROYALTY TR COM	200		6,194
	SCHERING PLOUGH CORP	SCHERING PLOUGH CORP COM	200		3,406
	SCHERING PLOUGH CORP	SCHERING PLOUGH CORP COM	1,000		17,030
	SCHERING PLOUGH CORP	SCHERING PLOUGH CORP COM	1		17
	SCHERING PLOUGH CORP	SCHERING PLOUGH CORP COM	100		1,703
	SCHLUMBERGER LTD N A	SCHLUMBERGER LTD N A ADR	280		11,852
	SEALED AIR CORP COM	SEALED AIR CORP COM	450		6,723
	SEARS HOLDINGS CORP	SEARS HOLDINGS CORP COM	200		7,774
	SEARS HOLDINGS CORP	SEARS HOLDINGS CORP COM	105		4,081
	SEMPRA ENERGY COM	SEMPRA ENERGY COM	70		2,984
	SIRIUS XM RADIO INC	SIRIUS XM RADIO INC COM	5,000		600
	SIRIUS XM RADIO INC	SIRIUS XM RADIO INC COM	500		60
	SKYEPHARMA PLC-SPONS	SKYEPHARMA PLC-SPONS ADR	850		1,705
	SLM CORP COM	SLM CORP COM	383		3,409
	SOHU.COM INC COM	SOHU.COM INC COM	1,000		47,340
	SONIC AUTOMOTIVE INC	SONIC AUTOMOTIVE INC CL A	14		56
	SONY CORP SPONS ADR	SONY CORP SPONS ADR	165		3,609
	SPRINT NEXTEL CORP C	SPRINT NEXTEL CORP COM	2,300		4,209
	STAPLES INC COM	STAPLES INC COM	510		9,139
	STARBUCKS CORP COM	STARBUCKS CORP COM	85		804
	STARBUCKS CORP COM	STARBUCKS CORP COM	450		4,257
	STARPHARMA HLDGS LTD	STARPHARMA HLDGS LTD SP ADR	3,000		4,077
	STATE STREET CORP CO	STATE STREET CORP COM	320		12,586
	STATE STREET CORP CO	STATE STREET CORP COM	150		5,899
	STEEL DYNAMICS INC C	STEEL DYNAMICS INC COM	375		4,192
	SUN MICROSYSTEMS INC	SUN MICROSYSTEMS INC COM	25		95
	SUN MICROSYSTEMS INC	SUN MICROSYSTEMS INC COM	500		1,910
	SUNTECH PWR HLDGS CO	SUNTECH PWR HLDGS CO LTD ADR	25		292
	SYSCO CORP COM	SYSCO CORP COM	300		6,882
	TAIWAN SEMICONDUCTOR	TAIWAN SEMICONDUCTOR MFG CO LTD ADR	40		316
	TARGET CORP COM	TARGET CORP COM	200		6,906
	TARGET CORP COM	TARGET CORP COM	50		1,726
	TARGET CORP COM	TARGET CORP COM	200		6,906
	TENET HEALTHCARE COR	TENET HEALTHCARE CORP COM	10,000		11,500
	TESORO CORPORATION C	TESORO CORPORATION COM	342		4,504
	TESSERA TECHNOLOGIES	TESSERA TECHNOLOGIES INC COM	1,000		11,880
	TEXAS INSTRUMENTS IN	TEXAS INSTRUMENTS INC COM	325		5,044
	THE TRAVELERS COMPAN	THE TRAVELERS COMPANIES INC COM	370		16,724
	THE TRAVELERS COMPAN	THE TRAVELERS COMPANIES INC COM	200		9,040
	TIDEWATER INC COM	TIDEWATER INC COM	10		403
	TIME WARNER INC COM	TIME WARNER INC COM	970		9,758
	TRANSOCEAN LTD COM	TRANSOCEAN LTD COM	139		6,568
	TRANSOCEAN LTD COM	TRANSOCEAN LTD COM	75		3,544
	TYCO ELECTRONICS LTD	TYCO ELECTRONICS LTD COM	25		405
	TYCO INTERNATIONAL L	TYCO INTERNATIONAL LTD	25		540
	UNDER ARMOUR INC CL	UNDER ARMOUR INC CL A	215		5,126
	UNION PACIFIC CORP C	UNION PACIFIC CORP COM	340		16,252
	UNION PACIFIC CORP C	UNION PACIFIC CORP COM	150		7,170
	UNITEDHEALTH GROUP I	UNITEDHEALTH GROUP INC COM	500		13,300
	UNITEDHEALTH GROUP I	UNITEDHEALTH GROUP INC COM	200		5,320
	US BANCORP DEL COM N	US BANCORP DEL COM NEW	250		6,252
	US GLOBAL NANOSPACE	US GLOBAL NANOSPACE INC COM	2,000		1
	VALERO ENERGY CORP N	VALERO ENERGY CORP NEW COM	50		1,082
	VERIZON COMMUNICATIO	VERIZON COMMUNICATIONS COM	1		34

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
	VERIZON COMMUNICATIO	VERIZON COMMUNICATIONS COM	350	$ 11,865
	VERIZON COMMUNICATIO	VERIZON COMMUNICATIONS COM	175	5,932
	VESTA INSURANCE GROU	VESTA INSURANCE GROUP INC COM	110	—
	VISA INC-CLASS A COM	VISA INC-CLASS A COM	100	5,245
	VISA INC-CLASS A COM	VISA INC-CLASS A COM	475	24,914
	VMWARE INC CL A COM	VMWARE INC CL A COM	200	4,738
	WAL-MART STORES INC	WAL-MART STORES INC COM	50	2,803
	WAL-MART STORES INC	WAL-MART STORES INC COM	100	5,606
	WAL-MART STORES INC	WAL-MART STORES INC COM	490	27,469
	WAL-MART STORES INC	WAL-MART STORES INC COM	125	7,007
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	5,500	124,795
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	247	5,604
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	75	1,702
	WALT DISNEY COMPANY	WALT DISNEY COMPANY COM	175	3,971
	WASHINGTON MUTUAL IN	WASHINGTON MUTUAL INC COM	1,500	32
	WASTE MGMT INC DEL C	WASTE MGMT INC DEL COM	520	17,233
	WELLS FARGO & CO NEW	WELLS FARGO & CO NEW COM	325	9,581
	WHIRLPOOL CORP COM	WHIRLPOOL CORP COM	47	1,944
	WIND RIVER SYSTEMS I	WIND RIVER SYSTEMS INC COM	300	2,709
	WORLDCOM INC/WORLDCO	WORLDCOM INC/WORLDCOM GRP COM	300	—
	WORLDCOM/MCI GROUP C	WORLDCOM/MCI GROUP COM NEW	12	—
	WYETH COM	WYETH COM	1	37
	WYNDHAM WORLDWIDE CO	WYNDHAM WORLDWIDE CORP COM	640	4,193
	XL CAPITAL LTD CL A	XL CAPITAL LTD CL A	5	18
	XTO ENERGY INC COM	XTO ENERGY INC COM	100	3,527
	XTO ENERGY INC COM	XTO ENERGY INC COM	25	882
	XTO ENERGY INC COM	XTO ENERGY INC COM	200	7,054
	YAHOO! INC COM	YAHOO! INC COM	1,000	12,200
	YAHOO! INC COM	YAHOO! INC COM	200	2,440
	YUM! BRANDS INC COM	YUM! BRANDS INC COM	200	6,300
	YUM! BRANDS INC COM	YUM! BRANDS INC COM	450	14,175
	ZIMMER HOLDINGS INC	ZIMMER HOLDINGS INC COM	200	8,084
	CALL ON HIG 1/17/09	CALL ON HIG 1/17/09 @ 15.00	(500)	(1,025)
	CALL ON UBO 1/17/09	CALL ON UBO 1/17/09 @ 30.00	(1,000)	(4,200)
	AK STEEL HLDG CALL @	AK STEEL HLDG CALL @ 40.00 3/21/09	500	25
	CHESAPEAKE ENRGY CAL	CHESAPEAKE ENRGY CALL @ 37.5 4/18/09	500	25
	LAS VEGAS SANDS CALL	LAS VEGAS SANDS CALL @ 50 1/16/10	500	25
	MERRILL LYNCH CALL @	MERRILL LYNCH CALL @ 40.00 1/16/10	500	25
	NYSE EURONEXT CALL @	NYSE EURONEXT CALL @ 50.00 1/16/10	800	920
	PUT ON TOLL BRO @ 20	PUT ON TOLL BRO @ 20.00 1/16/10	400	2,400
	RAMBUS INC CALL @ 20	RAMBUS INC CALL @ 20.00 1/16/10	500	2,550
	S&P 500 CALL @ 1200	S&P 500 CALL @ 1200.00 1/17/09	500	50
	TOLL BROTHERS INC PU	TOLL BROTHERS INC PUT @ 30 1/17/09	300	2,700
	WAL-MART PUT @ 50.00	WAL-MART PUT @ 50.00 1/16/10	400	2,380
	Total common stocks			56,516,562
	Common/collective funds:			
	MORLEY FIN STBL VLU-	MORLEY FIN STBL VLU-50 BP FEE 25/25	78,935	1,623,772
	Total common/collective funds			1,623,772
	Mutual funds:			
	AIM INTERMEDIATE GOV	AIM INTERMEDIATE GOVERMENT A #1560	2,346,611	21,494,956
	ALLIANZ RCM GLOBAL H	ALLIANZ RCM GLOBAL HLTHCARE FD CL A	118	2,136
	AMER CENT GLOBAL GOL	AMER CENT GLOBAL GOLD FUND-INV#980	568	8,079
	AMERICAN BALANCED FU	AMERICAN BALANCED FUND CL R-4	86,487	1,190,058
	AMERICAN CAPITAL WOR	AMERICAN CAPITAL WORLD BOND FD #31	645	12,158
	AMERICAN EUROPACIFIC	AMERICAN EUROPACIFIC GROWTH -R4	500,887	13,804,438

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
	AMERICAN/INVEST CO O	AMERICAN/INVEST CO OF AMERICA B 204	2,172	$ 45,329
	ARBITRAGE FUND (THE)	ARBITRAGE FUND (THE)	483	5,701
	CALAMOS GROWTH & INC	CALAMOS GROWTH & INCOME FD CL A	275	5,874
	CALAMOS GROWTH FD CL	CALAMOS GROWTH FD CL A#606	322,166	9,394,367
	CGM FOCUS FD #815	CGM FOCUS FD #815	218	5,877
	CGM FOCUS FD #815	CGM FOCUS FD #815	169	4,566
*	CNI CHARTER AHA DIVE	CNI CHARTER AHA DIVERS EQUITY CL N	14,028	131,022
*	CNI CHARTER AHA FULL	CNI CHARTER AHA FULL MAT FXD INCM-N	23,055	233,779
*	CNI CHARTER AHA LTD	CNI CHARTER AHA LTD MAT F/I FD CL N	21,345	229,029
*	CNI CHARTER AHA SOC	CNI CHARTER AHA SOC RESPONS EQ-N	14,314	100,197
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	15,988	159,880
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	10,913	109,131
*	CNI CHARTER CORP BON	CNI CHARTER CORP BOND FD-INSTL #255	83,409	834,094
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #256	27,936	294,450
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #256	8,573	90,356
*	CNI CHARTER GOVT BD	CNI CHARTER GOVT BD FD-INSTL CL #256	154,380	1,627,170
*	CNI CHARTER HIGH YLD	CNI CHARTER HIGH YLD BD FD-INSTL #251	197,513	1,137,673
*	CNI CHARTER LG CAP V	CNI CHARTER LG CAP VAL EQTY-INST #253	2,114,678	13,724,261
*	CNI CHARTER LGE CAP	CNI CHARTER LGE CAP GWTH-INSTL #254	274,627	1,609,312
*	CNI CHARTER M/ASSET	CNI CHARTER M/ASSET INST SHR #259	1,800	16,056
*	CNI CHARTER M/ASSET	CNI CHARTER M/ASSET INST SHR #259	306,317	2,732,346
*	CNI CHARTER MULTI AS	CNI CHARTER MULTI ASSET CLASS N #258	7,748	69,115
*	CNI CHARTER RCB SMAL	CNI CHARTER RCB SMALL CAP VLU-INSTL	99,212	1,169,709
	COLUMBIA ACORN FUND	COLUMBIA ACORN FUND CL Z #492	479,726	8,495,938
	COLUMBIA MIDCAP VALU	COLUMBIA MIDCAP VALUE FD CL Z #983	111,751	944,293
	COLUMBIA TECHNOLOGY	COLUMBIA TECHNOLOGY FD CL Z	1,481	8,709
	DIAMOND HILL FOCUS L	DIAMOND HILL FOCUS L/S FD CL A	392	5,425
	DIAMOND HILL LARGE C	DIAMOND HILL LARGE CAP FD CL A	434	4,543
	DODGE & COX BALANCED	DODGE & COX BALANCED FD #146	907	46,501
	DODGE & COX INTL STO	DODGE & COX INTL STOCK FD 1048	404	8,854
	DODGE & COX STOCK FU	DODGE & COX STOCK FUND #145	147	10,953
	DREYFUS MIDCAP INDEX	DREYFUS MIDCAP INDEX FUND #113	47,344	790,178
	DREYFUS PREM EMERG M	DREYFUS PREM EMERG MKTS FD CL A #327	1,952	13,176
	DREYFUS S&P 500 IN	DREYFUS S&P 500 INDEX FD #078	625,486	15,781,000
	DREYFUS SMALL CAP ST	DREYFUS SMALL CAP STOCK INDEX FD #77	245,606	3,288,664
	FAIRHOLME FUND #1950	FAIRHOLME FUND #1950	323	7,046
	FAIRHOLME FUND #1950	FAIRHOLME FUND #1950	396	8,646
	FAIRHOLME FUND #1950	FAIRHOLME FUND #1950	303	6,617
	FBR SMALL CAP FD CL	FBR SMALL CAP FD CL A #4	224	6,894
	FIDELITY ADV HIGH IN	FIDELITY ADV HIGH INC ADVA FD A #258	1,668,327	9,492,782
	FIDELITY ADV TECHOLO	FIDELITY ADV TECHOLOGY CL A 187	373,524	3,832,352
	FIDELITY CONTRAFUND	FIDELITY CONTRAFUND #22	237	10,731
	FIDELITY CONTRAFUND	FIDELITY CONTRAFUND #22	152	6,882
	FIDELITY INTL DISCOV	FIDELITY INTL DISCOVERY FD	56	1,317
	FIDELITY INTL SMALL	FIDELITY INTL SMALL CAP OPPY FD	844	5,056
	FIDELITY LEVERAGED C	FIDELITY LEVERAGED CO STOCK FD	306	4,418
	FIDELITY SEL DEFENSE	FIDELITY SEL DEFENSE & AEROSPACE #67	28	1,388
	FIDELITY SELECT BROK	FIDELITY SELECT BROKERAGE & INVT #68	40	1,274
	FIDELITY SPARTAN 500	FIDELITY SPARTAN 500 INDEX FD #317	175	10,847
	FIRST EAGLE GLOBAL F	FIRST EAGLE GLOBAL FD CL A #801	1,648	54,368
	FIRST EAGLE GLOBAL F	FIRST EAGLE GLOBAL FD CL A #801	476	15,701
	FIRST EAGLE GLOBAL F	FIRST EAGLE GLOBAL FD CL A #801	162	5,336
	FRANKLIN TEMPLETON G	FRANKLIN TEMPLETON GLOBAL BOND-A 406	677,401	7,586,893
	HARBOR BOND FUND- IN	HARBOR BOND FUND- INSTL #14	797	9,009
	HARBOR REAL RETURN F	HARBOR REAL RETURN FD CL I #25	1,726	15,652
	ISHARES BARCLAYS 1-3	ISHARES BARCLAYS 1-3 YR CR BD FD ETF	1,116	112,537
	ISHARES DJ SELECT DI	ISHARES DJ SELECT DIVID INDEX FD SBI	433	17,865
	ISHARES FTSE/XINHUA	ISHARES FTSE/XINHUA CHINA 25 IDX SBI	750	21,817

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2008 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares	(e) Current value
	ISHARES LEHMAN TREAS	ISHARES LEHMAN TREAS SBI	500	$ 49,620
	ISHARES MSCI BRAZIL	ISHARES MSCI BRAZIL INDEX FD	50	1,749
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	150	6,729
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	7,550	338,693
	ISHARES MSCI EAFE IN	ISHARES MSCI EAFE INDEX FD SBI	2,000	89,720
	ISHARES MSCI EMERGIN	ISHARES MSCI EMERGING MKTS INDEX SBI	350	8,739
	ISHARES S&P SMALL	ISHARES S&P SMALL CAP 600 INDEX	1,650	72,550
	JAMES SMALL CAP FD C	JAMES SMALL CAP FD CL A #30	679,749	9,530,085
	KEELEY SMALL CAP VAL	KEELEY SMALL CAP VALUE FD-A	421	6,871
	LAZARD EMERGING MARK	LAZARD EMERGING MARKETS-OPEN #652	468	5,174
	LEGG MASON PTRS CAPI	LEGG MASON PTRS CAPITAL FD CL C	4,468	56,919
	MARKET VECTORS GOLD	MARKET VECTORS GOLD MINERS ETF FD	140	4,743
	MARSICO 21ST CENTURY	MARSICO 21ST CENTURY FUND #042	903	8,595
	MATTHEWS CHINA FUND	MATTHEWS CHINA FUND #804	1,548	22,203
	MATTHEWS PACIFIC TIG	MATTHEWS PACIFIC TIGER FD #802	685	7,569
	MERIDIAN GROWTH FUND	MERIDIAN GROWTH FUND #075	376	9,418
	MERIDIAN VALUE FUND	MERIDIAN VALUE FUND #076	1,791	36,525
	OAKMARK EQUITY & INC	OAKMARK EQUITY & INCOME FD #810	3,113	67,115
	OAKMARK GLOBAL FUND	OAKMARK GLOBAL FUND CL I #1674	1,125	15,764
	PERRITT EMERG OPPORT	PERRITT EMERG OPPORTUNITIESFD	185	1,007
	PIMCO COMMOD REALRET	PIMCO COMMOD REALRETURN STRATG-D 377	804	5,086
	PIMCO FOREIGN BOND F	PIMCO FOREIGN BOND FUND CL D #307	1,216	11,039
	PIMCO REAL RETURN FD	PIMCO REAL RETURN FD CL A 010	112	1,053
	PIMCO STRATEGIC GLOB	PIMCO STRATEGIC GLOBAL GOVT FD SBI	6,000	51,000
	PIMCO TOTAL RETURN C	PIMCO TOTAL RETURN CL A #005	1,515,769	15,369,899
	POWERSHARES DB CMDTY	POWERSHARES DB CMDTY IDX TRK UT ETF	290	6,145
	POWERSHARES QQQ TR 1	POWERSHARES QQQ TR 1	100	2,974
	POWERSHRS WILDERHILL	POWERSHRS WILDERHILL CLN ENERGY SBI	30	259
	PROFUNDS FINL ULTRAS	PROFUNDS FINL ULTRAS-INVESTR	457	2,905
	PROSHARES ULTRA BASI	PROSHARES ULTRA BASIC MATERIALS ETF	200	2,868
	PROSHARES ULTRA FINA	PROSHARES ULTRA FINANCIAL TR	1,000	6,030
	PROSHARES ULTRA FINA	PROSHARES ULTRA FINANCIAL TR	620	3,739
	PROSHARES ULTRA FINA	PROSHARES ULTRA FINANCIAL TR	200	1,206
	PROSHARES ULTRA QQQ	PROSHARES ULTRA QQQ PROSHARES	200	5,378
	ROYCE MICRO-CAP FD -	ROYCE MICRO-CAP FD -INV #264	725	6,474
	ROYCE VALUE PLUS FUN	ROYCE VALUE PLUS FUND SV CL #292	1,508,054	11,989,025
	RYDEX S&P EQUAL WEIG	RYDEX S&P EQUAL WEIGHTED INDEX SBI	2,500	69,500
	S&P 400 MID-CAP DE	S&P 400 MID-CAP DEP RCPT (SPDR)	700	68,012
	S&P 500 DEP RCPT	S&P 500 DEP RCPT (SPDR)	150	13,536
	S&P 500 DEP RCPT	S&P 500 DEP RCPT (SPDR)	350	31,584
	S&P 500 DEP RCPT (	S&P 500 DEP RCPT (SPDR)	3,121	281,639
	T ROWE PRICE CAP APP	T ROWE PRICE CAP APPRECIATION FD #72	485	6,759
	T ROWE PRICE EQUITY	T ROWE PRICE EQUITY INCOME FD #71	1,915	32,715
	T ROWE PRICE INTL BD	T ROWE PRICE INTL BD FUND #76	1,225	11,727
	TEMPLETON DEV MKTS A	TEMPLETON DEV MKTS A #711	443,985	5,718,521
	TEMPLETON EMERGING M	TEMPLETON EMERGING MARKETS FUND	3,000	27,300
	TOCQUEVILLE GOLD FUN	TOCQUEVILLE GOLD FUND	542	16,708
	TWEEDY BROWNE GLOBAL	TWEEDY BROWNE GLOBAL VALUE FD #001	656	10,243
	ULTRA DOW30 PROSHARE	ULTRA DOW30 PROSHARES ETF	100	3,193
	ULTRA OIL & GAS PROS	ULTRA OIL & GAS PROSHARES ETF	100	2,889
	ULTRA S&P 500 PROSHA	ULTRA S&P 500 PROSHARES ETF	100	2,627
	ULTRA S&P 500 PROSHA	ULTRA S&P 500 PROSHARES ETF	100	2,627
	ULTRASHORT LEHMAN 20	ULTRASHORT LEHMAN 20+ YEAR ETF	100	3,773
	ULTRASHORT REAL ESTA	ULTRASHORT REAL ESTATE PROSH ETF	1,175	59,584
	ULTRASHORT RUSSELL20	ULTRASHORT RUSSELL2000 GROWTH ETF	40	2,498
	UMB SCOUT INTERNATIO	UMB SCOUT INTERNATIONAL FUND	380	8,283
	UNITED STATES OIL FD	UNITED STATES OIL FD LP SBI	1,000	33,100
	UNITED STATES OIL FD	UNITED STATES OIL FD LP SBI	100	3,310

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	VANGUARD EQUITY INCO	VANGUARD EQUITY INCOME FD #065	1,353	$	21,841
	VANGUARD EXTENDED MA	VANGUARD EXTENDED MARKET ETF	1,900		60,021
	VANGUARD TOTAL STK M	VANGUARD TOTAL STK MKT INDEX #085	73		1,592
	VANGUARD WINDSOR II	VANGUARD WINDSOR II FUND #073	319		6,087
	Total mutual funds				165,179,318
	Other – assets				
	ATLAS PIPELINE HOLDI	ATLAS PIPELINE HOLDINGS LP	1		4
	EXTERRAN PARTNERS LP	EXTERRAN PARTNERS LP	400		4,492
	Total other – assets				4,496
*	Participant loans:				
		Participant loans (various maturity dates ranging from January 2009 to September 2023 and interest rates ranging from 4.25% to 10%)	N/A		8,548,355
				$	262,347,490

* Denotes party-in-interest asset

See accompanying report of independent registered public accounting firm.